Corporate Law Center
Ronald Serota, Attorney
Corporate Securities Counsel
2620 Regatta Dr., Ste. 102
Las Vegas, NV 89128
(702) 869-0099

November 16, 2006

Goldie B. Walker
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  Bridgefilms, Inc.
Registration Statement on Form SB-2
Filed October 3, 2006
File No. 333-137755

Dear Ms. Walker:

We write on behalf of Bridgefilms, Inc. (the “Company”) in response to Staff's letter of October 27, 2006 by John D. Reynolds, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a First Amended Registration Statement on Form SB-2 (the “First Amended SB-2”). We enclose with this letter a copy of the First Amended SB-2, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the October 27, 2006 Comment Letter.

1.
Please revise to provide the disclosure required by Item 303(a) of Regulation S-B regarding the company’s plan of operations for the next twleve months. Specifically address how long the company can satisfy its cash requirements and whether it will have to raise additional funds in the next twelve months. Add a milestone section to discuss IN detail the steps needed to attain your goals in your plan of operations for the next 12 months. Include a discussion of the milestones you need to achieve and the specific steps needed to accomplish each milestone. Also provide a timeline for reaching each milestone in weeks or months. In your discussion, provide a detailed analysis of the costs of each step and how you intend to finance milestones. Address the status of your efforts to accomplish these milestones.

In response to this comment, the Company revised its plan of operation section to include a milestones subsection that includes all the details that were requested.

2.
Please amend the registration statement to include all of the signatures required by Form SB-2. If a person signs in more than one capacity, all capacities in which she signs should be listed after her signature.

In response to this comment, the Company added a power of attorney to the registration statement. Ms. Perry signed the document with all capacities listed by her signature.

Financial Statements

3.
We note your disclosure that all assets opf the Bridgefilm Company, Inc. were acquired on November 30, 2005 and that you are continuing the business that was previously operated by Bridgefilm Company. It appears that Bridgefilm Company, Inc. is your predecessor. Item 310 of Regulation S-B requires two years of audited finanical statements of a small business issuer and its predecessor, if applicable. We note you have provided approximately 11 months of audited financial statements of Bridgefilms. Please revise to provide audited financial statements of Bridgefilm Company, Inc. for periods prior to October 7, 2005 such that you present, in aggregate, 24 months of audited finanical statements for both the predecessor and the small business issuer. Please note that financial statements for an annual period should not exceed 12 months and there should be no lapse in audited periods between the financial statements of the issuer and the predecessor.

In response to this comment, the Company revised its financial statements to include those of its predecessor, The Bridgefilm Company, Inc., and provided audited financials for the years ended December 31, 2004 and 2005, and stub financial statements for the eight month period ended August 31, 2006.

4.
According to “Certain Relationships and Related Transactions” on page 34, we note that your controlling shareholder, Virginia Perry, was the sole shareholder of Bridgefilm Company at the time of the acquisition. Accordingly, the merger was a transaction between entities under common control and there was no basis under Gaap to recognize goodwill. Please refer to the guidance in paragraphs D11-D18 of Appendix D of SFAS 141 and revise the financial statements of Bridgefilms to account for the merger at book value and eliminate the recognition (and subsequent impairment) of goodwill as well as any other purchase accounting adjustments.

In response to this comment, the Company revised the financials to account for the asset purchase at book value and eliminated the recognition of goodwill and other purchase accounting adjustments. Please note that there was no merger between The Bridgefilm Company, Inc. and Bridgefilms, Inc. Both entities continue to operate separately. However, we have accounted for Bridgefilms Company, Inc. as a predecessor to Bridgefilms, Inc. and are presenting the financial statements accordingly.

5.
Disclose on the face of the amended financial statements that they have been restated, provide an explanatory footnote and advise the independent accountant to revise the audit report to refer to the restatement and dual-date or redate the audit report as necessary.

In response to this comment, the Company included an explanatory footnote in its amended SB-2 to explain the accounting adjustments made. The auditor revised his report to refer to the restatement and redated the report.

If you should have any questions, or require further information, please do not hesitate to contact the undersigned.

Very truly yours,

Corporate Law Center

/s/ Ronald Serota
Ronald Serota, Esq.